UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2014

Commission File Number: 1-32575

Royal Dutch Shell plc ———————————————————————————————————
(Translation of registrant’s name into English)

30, Carel van Bylandtlaan, 2596 HR The Hague The Netherlands
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Shell updates on fourth quarter 2013 and full year 2013 unaudited results

The Hague, 17 January 2014
Royal Dutch Shell plc (“Shell”) today updates on its expected 2013 results.
Fourth quarter 2013 figures, which are expected to be published on January 30,
2014 , are expected to be significantly lower than recent levels of profitability, considering current oil and gas prices and the downstream oil products industry environment.
Shell’s fourth quarter 2013 earnings on a current cost of supplies (“CCS”) basis excluding identified items are expected to be approximately $2.9 billion and were impacted by weak industry conditions in downstream oil products, higher exploration expenses and lower upstream volumes.
Chief Executive Officer Ben van Beurden commented: “Our 2013 performance was not what I expect from Shell. Our focus will be on improving Shell’s financial results, achieving better capital efficiency and on continuing to strengthen our operational performance and project delivery.”
When Shell announces its results on January 30, 2014, fourth quarter 2013 CCS earnings (see Note 1) are expected to be approximately $2.2 billion, and full year 2013 CCS earnings are expected to be approximately $16.8 billion.
Fourth quarter 2013 identified items are expected to be a net charge of approximately $0.7 billion, mainly reflecting impairments in Upstream. Full year
2013 identified items are expected to be a net charge of approximately $2.7 billion, also mainly reflecting impairments in Upstream.
Excluding identified items, fourth quarter 2013 CCS earnings are expected to be approximately $2.9 billion, reflecting lower results in each of Upstream,
Downstream and Corporate compared with the fourth quarter 2012.
Full year 2013 CCS earnings excluding identified items are expected to be approximately $19.5 billion, reflecting lower results in both Upstream and
Downstream compared with the full year 2012.
Compared with the fourth quarter 2012, Upstream earnings excluding identified items were impacted by higher exploration expenses and lower volumes. A high level of maintenance activity during the fourth quarter 2013 affected high value oil and gas production volumes, including gas-to-liquids, as well as LNG sales volumes. Earnings were also impacted by the weakening of the Australian dollar.
Upstream Americas continued to incur a loss. The security situation in Nigeria remained challenging.
Compared with the fourth quarter 2012, Downstream CCS earnings excluding identified items were mainly impacted by significantly weaker industry refining conditions, in particular in Asia Pacific and Europe. Marketing and trading contributions were lower. Chemicals earnings increased as a result of improved industry conditions and operating performance.
Cash flow from operating activities for the fourth quarter 2013 is expected to be approximately $6.0 billion. Full year 2013 cash flow from operating activities is expected to be approximately $40.4 billion.
Excluding working capital movements, cash flow from operating activities for the fourth quarter 2013 is expected to be approximately $7.7 billion, and approximately $37.5 billion for the full year 2013.
Net capital investment (see Note 1) for the fourth quarter 2013 is expected to be approximately $15.8 billion. Full year 2013 net capital investment is expected to be approximately $44.3 billion.
Gearing is expected to be approximately 16% at the end of 2013.
SUMMARY OF EXPECTED RESULTS (UNAUDITED)
Quarter $ billion Full Year
Q4 2013 Q4 20121  2013
20121

Approximately    Approximately

1.8 6.7 Income attributable to shareholders 16.4 26.7
0.4 0.6 Current cost of supplies (CCS) adjustment for Downstream 0.4 0.5
2.2 7.3 CCS earnings  16.8 27.2
(0.7) 1.7 Less: Identified items (2.7) 1.9
2.9 5.6 CCS earnings excluding identified items 19.5 25.3
   Of which:
2.5 4.4    Upstream 15.1 20.1
0.5 1.2    Downstream 4.5 5.4
(0.1) -    Corporate and Non-controlling interest (0.1) (0.2)

6.0 9.9 Cash flow from operating activities 40.4 46.1

15.8 10.9 Net capital investment 44.3 29.8

16 9.8 Gearing (%) 16 9.8
1  Prior restatement for accounting policy change

Shell’s fourth quarter and full year 2013 results and fourth quarter 2013 dividend are scheduled to be announced on January 30, 2014. Shell’s annual
Management Day is scheduled for March 13, 2014 in London, United Kingdom, and will also be webcast on www.shell.com/investor. On March 17, 2014 a Management
Day will be held in New York, United States.

Note 1
Segment earnings are presented on a current cost of supplies basis (CCS earnings). On this basis, the purchase price of volumes sold during the period is based on the current cost of supplies during the same period after making allowance for the tax effect. CCS earnings therefore exclude the effect of changes in the oil price on inventory carrying amounts.
Net capital investment is defined as capital expenditure as reported in the
Condensed Consolidated Statement of Cash Flows, adjusted for: proceeds from disposals (excluding those in the Corporate segment relating to other investments); exploration expense excluding exploration wells written off;
investments in joint ventures and associates; and leases and other items.
CCS earnings and net capital investment information are the dominant measures used by the Chief Executive Officer for the purposes of making decisions about allocating resources and assessing performance.

CAUTIONARY STATEMENT

All amounts shown throughout this Release are unaudited.
The companies in which Royal Dutch Shell plc directly and indirectly owns investments are separate entities. In this document “Shell”, “Shell group” and
“Royal Dutch Shell” are sometimes used for convenience where references are made to Royal Dutch Shell plc and its subsidiaries in general. Likewise, the words
“we”, “us” and “our” are also used to refer to subsidiaries in general or to those who work for them. These expressions are also used where no useful purpose is served by identifying the particular company or companies. ‘‘Subsidiaries’’,
“Shell subsidiaries” and “Shell companies” as used in this document refer to companies over which Royal Dutch Shell plc either directly or indirectly has control. Companies over which Shell has joint control are generally referred to as “joint ventures” and companies over which Shell has significant influence but neither control nor joint control are referred to as “associates”. In this document, joint ventures and associates may also be referred to as
“equity-accounted investments”. The term “Shell interest” is used for convenience to indicate the direct and/or indirect (for example, through our 23%
shareholding in Woodside Petroleum Ltd.) ownership interest held by Shell in a venture, partnership or company, after exclusion of all third-party interest.
This document contains forward-looking statements concerning the financial condition, results of operations and businesses of Royal Dutch Shell. All statements other than statements of historical fact are, or may be deemed to be, forward-looking statements. Forward-looking statements are statements of future expectations that are based on management’s current expectations and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in these statements. Forward-looking statements include, among other things, statements concerning the potential exposure of Royal Dutch Shell to market risks and statements expressing management’s expectations, beliefs, estimates, forecasts, projections and assumptions. These forward-looking statements are identified by their use of terms and phrases such as
‘‘anticipate’’, ‘‘believe’’, ‘‘could’’, ‘‘estimate’’, ‘‘expect’’, ‘‘goals’’,
‘‘intend’’, ‘‘may’’, ‘‘objectives’’, ‘‘outlook’’, ‘‘plan’’, ‘‘probably’’,
‘‘project’’, ‘‘risks’’, “schedule”, ‘‘seek’’, ‘‘should’’, ‘‘target’’, ‘‘will’’
and similar terms and phrases. There are a number of factors that could affect the future operations of Royal Dutch Shell and could cause those results to differ materially from those expressed in the forward-looking statements included in this document, including (without limitation): (a) price fluctuations in crude oil and natural gas; (b) changes in demand for Shell’s products; (c) currency fluctuations; (d) drilling and production results; (e)
reserves estimates; (f) loss of market share and industry competition; (g)
environmental and physical risks; (h) risks associated with the identification of suitable potential acquisition properties and targets, and successful negotiation and completion of such transactions; (i) the risk of doing business in developing countries and countries subject to international sanctions; (j)
legislative, fiscal and regulatory developments including regulatory measures addressing climate change; (k) economic and financial market conditions in various countries and regions; (l) political risks, including the risks of expropriation and renegotiation of the terms of contracts with governmental entities, delays or advancements in the approval of projects and delays in the reimbursement for shared costs; and (m) changes in trading conditions. All forward-looking statements contained in this document are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. Readers should not place undue reliance on forward-looking statements.
Additional risk factors that may affect future results are contained in Royal
Dutch Shell’s Form 20-F for the year ended December 31, 2012 (available at
www.shell.com/investor and www.sec.gov). These risk factors also expressly qualify all forward-looking statements contained in this document and should be considered by the reader. Each forward-looking statement speaks only as of the date of this document, January 17, 2014. Neither Royal Dutch Shell plc nor any
of its subsidiaries undertake any obligation to publicly update or revise any forward-looking statement as a result of new information, future events or other information. In light of these risks, results could differ materially from those stated, implied or inferred from the forward-looking statements contained in this document.
We may have used certain terms, such as resources, in this document that the
United States Securities and Exchange Commission (SEC) strictly prohibits us from including in our filings with the SEC. U.S. investors are urged to consider closely the disclosure in our Form 20-F, File No 1-32575, available on the SEC website www.sec.gov. You can also obtain this form from the SEC by calling
1-800-SEC-0330.

January 17, 2014

Contacts:
- Investor Relations: International  + 31 (0) 70 377 4540;  North America +1 713
241 1042
- Media: International  +44 (0) 207 934 5550;  USA  +1 713 241 4544

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Royal Dutch Shell plc

Date: 17 January 2014	By:	/s/M.C.M. Brandjes
	Name:	M.C.M. Brandjes
	Title:	Company Secretary